02060750

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME CML Microsystems plc

*CURRENT ADDRESS Oval Park - Hatfield Road
Langford - Maldon
Essex CM9 6WG
United Kingdom

**FORMER NAME

**NEW ADDRESS

PROCESSED
DEC 30 2002
THOMSON FINANCIAL

FILE NO. 82- 3176 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DATE : 12/20/02

CML Microsystems Plc

Interim Statement for the half year ended 30th September 2000

Chairman's Statement

The results for the opening six-month period show a healthy gain over the results for each six-month period of last year, and are indicative of the continuing increase in your Company's performance that my earlier remarks anticipated should characterise this current year.

Given the conventions for reporting the figures at this interim stage, you may find it helpful if my comments include some context for the disposal of the Group's traffic business that took place during the comparative reporting period.

On a continuing operations basis, Group sales show a 35% rise (1999 £7.829M) over the comparative period and operating profit grew by 78% (1999 £1.227M). A gain of 84% is recorded at the pre-tax level, assisted by the increase in interest earnings.

As the reported figures show, the Group's net cash reserves stood at £9.19M at the interim stage (2000 year end £6.85M), and basic earnings per share have risen to 11.27p (10.73p per share earned for the previous full year).

The Group's operating companies were each successful in gaining a notable increase in sales into their market territories during the opening half, although no marked increase was recorded for the UK market. It is an increasingly established fact for the Group's business that end-sales do not necessarily reflect the territory where the key design-in decisions are reached by or on behalf of the Group's customers.

The market areas that were most successfully addressed by the Group's products included wireless data terminals, subscriber-line telecom functions and personal/private radio communication. There was a significant market interest for the specialised voice coding products that the Group offers.

The Group has been active in the design and introduction of a number of new products that are unlikely to deliver benefit before next year.

I believe that your Company is making satisfying progress in its performance and I am hopeful that it should continue to do so. Subject to unforeseen circumstances, I feel confident that the results for this year can be expected to show a firm increase.

G.W.Gurry
Chairman
22nd November 2000

Group PROFIT AND LOSS ACCOUNT

	Unaudited 6 Months End 30/09/00 £'000	*Unaudited 6 Months End 30/09/99 £'000*	**Audited 12 Months End 31/03/00 £'000**
Turnover	**10,598**	*9,821*	*19,751*
Operating Profit	**2,191**	*538*	*2,462*
Exceptional Item	**-**	*(556)*	*(556)*
Profit/(Loss) on Ordinary Activities Before Interest and Taxation	**2,191**	*(18)*	*1,906*
Interest Receivable	**253**	*97*	*247*
Interest Payable	**-**	*(18)*	*(18)*
Profit on Ordinary Activities before Taxation	**2,444**	*61*	*2,135*
Taxation	**(826)**	*(473)*	*(617)*
Profit/(Loss) on Ordinary Activities after Taxation	**1,618**	*(412)*	*1,518*
Minority Interest	**1**	*(1)*	*(14)*
Profit/(Loss) Attributable to Shareholders	**1,619**	*(413)*	*1,504*
Basic Earnings/(Loss) Per Share	**11.27p**	*(2.97)p*	*10.73p*

2

Group BALANCE SHEET

	Unaudited 6 Months End 30/09/00 £'000	*Unaudited* *6 Months End* *30/09/99* *£'000*	Audited 12 Months End 31/03/00 £'000
Fixed Assets			
Tangible assets	**9,535**	*9,905*	9,817
Current Assets			
Stocks	**2,594**	*1,313*	1,681
Debtors	**3,411**	*3,229*	3,014
Investments	**6,389**	*1,843*	3,893
Cash at Bank & in Hand	**2,803**	*2,211*	2,958
	15,197	*8,596*	11,546
Creditors: Amounts falling due within one year	**4,703**	*2,260*	3,856
Net Current Assets	**10,494**	*6,336*	7,690
Deferred Taxation	**-**	*82*	6
	20,029	*16,159*	17,501
Capital & Reserves			
Called up Share Capital	**730**	*696*	716
Share Premium Account	**3,223**	*2,349*	2,802
Capital Redemption Reserve	**255**	*255*	255
Profit & Loss Account	**15,798**	*12,849*	13,704
	20,006	*16,149*	17,477
Minority Interests	**23**	*10*	24
	20,029	*16,159*	17,501

Group CASH FLOW STATEMENT

	Unaudited 6 Months End 30/09/00 £'000	*Unaudited 6 Months End 30/09/99 £'000*	Audited 12 Months End 31/03/00 £'000
Net cash in flow from operating activities	**3,050**	*1,338*	3,783
Returns on investments and servicing of finance	**254**	*80*	229
Taxation	**(282)**	*(468)*	(564)
Capital expenditure and financial investment	**(328)**	*(263)*	(574)
Equity dividends paid	**(1,217)**	*(974)*	(974)
Net cash in/(out) before financing	**1477**	*(287)*	1,900
Financing	**435**	-	473
Increase/(Decrease) in cash	**1,912**	*(287)*	2,373

Notes

Comparative Results
The actual results for the year to 31st March 2000 as shown in this statement, are an abridged version of the company's 2000 accounts which have been filed with the Registrar of Companies. The report of the auditors on the 2000 accounts was unqualified. Results for the six months ending 30/09/99 are the unaudited figures published in the Interim Statement dated 24th November 1999.

Exceptional Item
The exceptional item is the net loss on the disposal of the Group's interest in Microsense Systems Limited which was completed on 26th August 1999.

Taxation
The Directors consider that tax will be payable at varying rates according to the country of incorporation of a subsidary and have provided on that basis.

Earnings Per Share
The calculation of earnings per share is based on the profit attributable to shareholders for the period, and on a weighted average number of shares of 14,367,032 shares. (1999 - 13,918,818 shares).
The calculation of earnings per share for the year ended 31st March 2000 was based on a weighted average of 14,013,840 shares.

CML Microsystems Plc
Oval Park - Langford - MALDON - Essex - CM9 6WG
Tel: +44 (0)1621 875500 - Fax: +44 (0)1621 875600
e-mail: group@cmlmicro.com
http://www.cmlmicro.com

Interim Statement for
the half year ended
30th September 2001

CML
Microsystems
Plc



CML Microsystems Plc

2001

Chairman's STATEMENT

The results reported for the first six months trading period are much in line with the Group's internal business forecast, which indicated that a year of further firm growth would be characterised by a fairly flat performance in the opening half and a markedly stronger second period.

As I noted in my comments on current trading at the AGM (1st August), the Group's sales were slightly ahead of operating forecast for the first quarter, despite the difficult market conditions already being encountered in North America, but conditions in that market had deteriorated sufficiently by the late second quarter that a slight shortfall against the Group's first-half sales forecast was recorded.

As the result, overall sales for the opening six months show a 7.6% fall to £9.794m against the comparative earlier figure (2000: £10.598m). Operating profit and pre-tax profit are both slightly down against their earlier numbers, operating profit being down by 4.2% at £2.099m (2000: £2.190m) and pre-tax profit down by approximately 3% at £2.370m (2000: £2.444m).

Earnings per share grew 1.7% to 11.46p (2000: 11.27p), benefiting from the reduced tax charge available to the Company under the UK R&D investment rules. Net cash reserves of approximately £11m were maintained at the period close.

The Group continued to make satisfying progress with various important areas of its business operations throughout the opening period, and apart from the slight easing in sales, these interim results could be taken to substantially underwrite the Group's forecast for a year of further firm growth. This would be to disregard the depth that the downturn in the Group's markets has currently reached, and the extraordinary lack of reliable forward market visibility that also exists.

The semiconductor shipment schedules for the third quarter months are running approximately 50% below the anticipated levels, and the reduced take-up is broadly spread in territorial and market application sector. Based only on this reduction in shipments, the Group would expect difficulty with meeting previous year earnings. Given that reliable confirmation for final quarter shipments is lacking, the Group has also quite severely reduced its earnings expectations for this period.

It is clear that the Group is subject to the problems that are taking place in its markets, and that my earlier expectations for a further year of improved results will not be met. I believe that a substantial decrease in the results is now the more likely outcome to the present year, reflecting the very negative market conditions that the Group is presently facing.

On the positive side, the Group is achieving an increased level of design-win success and investment in new products and market areas continues. I remain confident that your company is well placed to return significant growth as market conditions improve.

G.W.Gurry
Chairman **20th November 2001**

Group PROFIT AND LOSS ACCOUNT

	Unaudited 6 Months End 30/09/01 £'000	*Unaudited 6 Months End 30/09/00 £'000*	**Audited 12 Months End 31/03/01 £'000**
Turnover	**9,794**	*10,598*	21,719
Operating Profit	**2,099**	*2,191*	4,758
Interest Receivable	**271**	*253*	566
Profit on Ordinary Activities Before Taxation	**2,370**	*2,444*	5,324
Taxation	**(682)**	*(826)*	(1,522)
Profit on Ordinary Activities After Taxation	**1,688**	*1,618*	3,802
Minority Interest	**(13)**	*1*	12
Profit Attributable to Shareholders	**1,675**	*1,619*	3,814
Basic Earnings Per Share	**11.46p**	*11.27p*	26.38p

Group BALANCE SHEET

	Unaudited 6 Months End 30/09/01 £'000	*Unaudited 6 Months End 30/09/00 £'000*	Audited 12 Months End 31/03/01 £'000
Fixed Assets			
Tangible assets	**9,492**	*9,535*	9,858
Current Assets			
Stocks	**1,749**	*2,594*	2,037
Debtors	**3,287**	*3,411*	2,900
Investments	**7,078**	*6,389*	8,733
Cash at Bank & in Hand	**3,885**	*2,803*	2,173
	15,999	*15,197*	15,843
Creditors: Amounts falling due within one year	**3,115**	*4,703*	4,778
Net Current Assets	**12,884**	*10,494*	11,065
Net Assets	**22,376**	*20,029*	20,923
Capital & Reserves			
Called up Share Capital	**731**	*730*	730
Share Premium Account	**3,237**	*3,223*	3,226
Capital Redemption Reserve	**255**	*255*	255
Profit & Loss Account	**18,129**	*15,798*	16,701
	22,352	*20,006*	20,912
Minority Interests	**24**	*23*	11
	22,376	*20,029*	20,923

Group CASH FLOW STATEMENT

	Unaudited 6 Months End 30/09/01 £'000	*Unaudited 6 Months End 30/09/00 £'000*	**Audited 12 Months End 31/03/01 £'000**
Net cash inflow from operating activities	**1,881**	*3,050*	5,759
Returns on investments and servicing of finance	**271**	*254*	566
Taxation	**(345)**	*(282)*	(835)
Capital expenditure and financial investment	**(2)**	*(328)*	(1,091)
Equity dividends paid	**(1,534)**	*(1,217)*	(1,216)
Net cash inflow before financing	**271**	*1,477*	3,183
Financing	**12**	*435*	438
Increase in cash	**283**	*1,912*	3,621

Notes

Comparative Results
The actual results for the year to 31st March 2001 as shown in this statement, are an abridged version of the company's 2001 accounts which have been filed with the Registrar of Companies. The report of the auditors on the 2001 accounts was unqualified. Results for the six months ending 30/09/00 are the unaudited figures published in the Interim Statement dated 22nd November 2000.

Taxation
The Directors consider that tax will be payable at varying rates according to the country of incorporation of a subsidary and have provided on that basis.

Earnings Per Share
The calculation of earnings per share is based on the profit attributable to shareholders for the period, and on a weighted average number of shares of 14,612,029 shares. (2000 - 14,367,032 shares).
The calculation of earnings per share for the year ended 31st March 2001 was based on a weighted average number of 14,460,886 shares.

Consumer Microcircuits Limited
COMMUNICATION SEMICONDUCTORS

Consumer Microcircuits Limited
Oval Park - Langford - Maldon
Essex - CM9 6WG - England
Tel: [44] (0)1621 875500 - Fax: [44] (0)1621 875600
e-mail: sales@cmlmicro.co.uk
www.cmlmicro.co.uk

CML Microcircuits (Singapore)Pte Ltd
COMMUNICATION SEMICONDUCTORS

Consumer Microcircuits (Singapore) Pte Limited
No. 2 Kallang Pudding Road
#09-05/06 Mactech Industrial Building - Singapore 349307
Tel: [65] 7450426 - Fax: [65] 7452917
e-mail: sales@cmlmicro.com.sg
www.cmlmicro.com.sg

MX·COM, INC.
COMMUNICATION SEMICONDUCTORS

MX·COM, INC.
4800 Bethania Station Road - Winston-Salem
NC 27105 - USA
Tel: [1] 336 744 5050 - Fax: [1] 336 744 5054
e-mail: mxsales@mxcom.com
www.mxcom.com

Integrated Micro Systems Limited
ASIC SOLUTIONS from CONCEPT to DEVICES

Integrated Micro Systems Limited
48 Riverside - Medway City Estate
Rochester - Kent ME2 4DP - England
Tel: [44] (0)1634 714285 - Fax: [44] (0)1634 715298
e-mail: ims@ims.co.uk
www.ims.co.uk

RDT

Radio Data Technology Limited
10 Taber Place - Crittall Road - Witham
Essex - CM8 3YP - England
Tel: [44] (0)1376 501255 - Fax: [44] (0)1376 501312
e-mail: sales@radiodata.co.uk
www.radiodata.co.uk

CML Microsystems Plc
Oval Park - Langford - MALDON - Essex - CM9 6WG - England
Tel: +44 (0)1621 875500 - Fax: +44 (0)1621 875600
e-mail: group@cmlmicro.com - http://www.cmlmicro.com

CML Microsystems Plc

Interim Statement for
the half year ended
30th September 1999

Chairman's STATEMENT

I am pleased to say that an improving situation in the Group's markets for semiconductor products was evident throughout the opening period, with firmly increased results posted by the semiconductor operating companies.

Your board considered the benefit to the Group of its traffic business activities, and the decision was taken to dispose of the interest that the Company held in Microsense Systems Limited. Disposal of the holding in Microsense was completed in August 1999, and forms the sole subject accounted under Discontinued Activities in the P&L Account before you.

For the six-month period ending 30 September 1999, a 27% rise in operating profit to £0.538m (1998 £0.423m) is reduced to a minor pre-interest loss by the exceptional item relating to the Microsense disposal.

After net interest earnings, the resulting small profit translates to an after-tax and minority interest loss of £0.413m (1998 profit £0.419m), and negative earnings per share of 2.97p against a positive 2.63p earned in the corresponding period. The tax charge arises on the profit from continuing activities; the losses under discontinued activities could not be taken to account.

Net cash reserves stood at approximately £4m at the period close (1998 £6.5m), reflecting completion of the recent major capital expenditure programmes.

As I have said, the Group's semiconductor businesses all moved ahead during the opening half, posting good sales gains for a range of the Group's products across a number of market territories. Particularly pleasing is the progress achieved in the Far East markets, coupled with a clearly improving performance from the marketplaces in Europe and the USA.

New products investment and facilities commissioning proceeded as planned throughout the period. The continuing businesses carried forward the development of their business objectives in a confident manner.

The results represent a very poor outcome to the opening half, but I see no reason to alter my view that the results for this current year will post an improvement.

G.W.Gurry
Chairman
24th November 1999

Group PROFIT AND LOSS ACCOUNT

	Discontinued Activities 30/09/99 £'000	Contiuing Activities 30/09/99 £'000	**Unaudited 6 Months End 30/09/99 £'000**	*Unaudited 6 Months End 30/09/98 £'000*	**Audited 12 Months End 31/03/99 £'000**
Turnover	1,992	7,829	**9,821**	*9,779*	*20,617*
Operating (Loss)/Profit	(689)	1,227	**538**	*423*	*990*
Exceptional Item	(556)	-	**(556)**	-	-
(Loss)/Profit on Ordinary Activities Before Interest and Taxation	(1,245)	1,227	**(18)**	*423*	*990*
Interest Receivable	-	97	**97**	*242*	*381*
Interest Payable	(18)	-	(18)	*(22)*	*(42)*
(Loss)/Profit on Ordinary Activities before Taxation	(1,263)	1,324	**61**	*643*	*1,329*
Taxation			**(473)**	*(234)*	*(557)*
			(412)	*409*	*772*
Minority Interest			**(1)**	*10*	*1*
(Loss)/Profit Attributable to Shareholders			**(413)**	*419*	*773*
Basic (Loss)/Earnings Per Share			**(2.97)p**	*2.63p*	*4.96p*

Group BALANCE SHEET Summary

	Unaudited 6 Months End 30/09/99 £'000	Unaudited 6 Months End 30/09/98 £'000	Audited 12 Months End 31/03/99 £'000
Fixed Assets			
Tangible assets	9,905	8,708	9,992
Investments	-	-	-
	9,905	8,708	9,992
Current Assets			
Stocks	1,313	2,640	2,250
Debtors	3,229	4,332	5,219
Investments	1,843	5,545	2,114
Cash at Bank & in Hand	2,211	914	2,309
	8,596	13,431	11,892
Creditors: Amounts falling due within one year	2,260	3,674	5,146
Net Current Assets	6,336	9,757	6,746
Deferred Taxation	82	10	74
	16,159	18,455	16,664
Capital & Reserves			
Called up Share Capital	696	796	696
Share Premium Account	2,349	2,349	2,349
Capital Redemption Reserve	255	155	255
Profit & Loss Account	12,849	15,155	13,355
	16,149	18,455	16,655
Minority Interests	10	-	9
	16,159	18,455	16,664

Group CASH FLOW STATEMENT

	Unaudited 6 Months End 30/09/99 £'000	*Unaudited 6 Months End 30/09/98 £'000*	Audited 12 Months End 31/03/99 £'000
Net cash in flow from operating activities	1,338	*1,504*	2,782
Returns on investments and servicing of finance	80	*238*	357
Taxation	(468)	*(178)*	(747)
Capital expenditure and financial investment	(263)	*(1,890)*	(3,542)
Equity dividends paid	(974)	*(1,114)*	(1,114)
Net cash outflow before financing	(287)	*(1,440)*	(2,264)
Financing	-	-	(1,410)
Decrease in cash	(287)	*(1,440)*	(3,674)

Notes

Comparative Results
The actual results for the year to 31st March 1999 as shown in this statement, are an abridged version of the company's 1999 accounts which have been filed with the Registar of Companies. The report of the auditors on the 1999 accounts was unqualified. Results for the six months ending 30/09/98 are the unaudited figures published in the Interim Statement dated 25th November 1998.

Exceptional Item
The exceptional item is the net loss on the disposal of the Group's interest in Microsense Systems Limited which was completed on 26th August 1999.

Taxation
The Directors consider that tax will be payable at varying rates according to the country of incorporation of a subsidary and have provided on that basis.

Earnings Per Share
The calculation of earnings per share is based on the profit attributable to shareholders for the period, and on 13,918,818 shares. (1998 - 15,918,818 shares).
The calculation of earnings per share for the year ended 31st March 1999 was based on a weighted average of 15,585,485 shares.

CML Microsystems Plc
Oval Park - Langford - MALDON - Essex - CM9 6WG
Tel: +44 (0)1621 875500 - Fax: +44 (0)1621 875600
e-mail: group@cmlmicro.com
http://www.cmlmicro.com